Via EDGAR

January 18, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Kate Beukenkamp, Staff Attorney

Kathleen Krebs, Special Counsel

RE:	DTS, Inc.
Form 10-K for fiscal year end December 31, 2009
Filed March 3, 2010
Definitive Proxy Statement
Filed April 19, 2010
Form 10-Q for the quarter ended September 30, 2010
Filed November 8, 2010
File No. 000-50335

Dear Mr. Spirgel:

This letter is being sent to you in response to a comment received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated January 11, 2011 with respect to DTS, Inc’s. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Definitive Proxy Statement filed April 19, 2010, and the Form 10-Q for the quarter ended September 30, 2010. For your convenience, we have repeated the Staff’s comment in bold/italic font and set forth our response immediately after the comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

General

1.                                      We note your response to comment one in our letter dated December 14, 2010.  In your response you state that the customer noted on page 61 that accounted for 13% of your revenues was from a non-recurring intellectual property compliance and enforcement activity.  In future filings please disclose whether a customer payment is related to a non-recurring intellectual property compliance payment under your licensing agreements.  Additionally, in your Management’s Discussion and Analysis please discuss with greater specificity the trend of collecting non-recurring payments from customers by disclosing, for example, the percentage of revenues collected from compliance and enforcement activity in the last three years.

In response to the Staff’s comment and in future filings, where applicable, the Company will disclose when a customer payment is related to a non-recurring intellectual property compliance or enforcement activity.  In future filings, where applicable, the Company will also discuss with greater specificity any trends related to collections of non-recurring payments from customers in Management’s Discussion and Analysis.

Company Representations:

As requested by the Staff, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to me or to Blake Welcher, Executive Vice President and General Counsel.  We can be reached at (818) 436-1045.

Sincerely,

/s/ Melvin Flanigan
Melvin Flanigan
Executive Vice President and Chief Financial Officer

cc:                                 Michael Kagnoff, Partner, DLA Piper LLP

Donald Williams, Partner, Grant Thornton LLP